FORM N-18F-1

                                        SECURITIES AND EXCHANGE COMMISSION
                                              Washington, D.C.  20549

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                             NOTIFICATION OF ELECTION PURSUANT TO RULE 18f-1
                                     UNDER THE INVESTMENT COMPANY ACT OF 1940
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                                                Mathers Fund, Inc.
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                                             Exact Name of Registrant


                                             NOTIFICATION OF ELECTION

         The undersigned registered open-end investment company hereby notifies the Securities and Exchange Commission that it elects to commit itself to pay in cash all redemptions by a shareholder of record as provided by Rule 18f-1 under the Investment Company Act of 1940, as amended. It is understood that this election is irrevocable while such Rule is in effect unless the Commission by order upon application permits the withdrawal of this Notification of Election.

         Pursuant to the requirements of Rule 18f-1 under the Investment company Act of 1940, as amended, the registrant has caused this notification of election to be duly executed on its behalf in the city of Bannockburn and the state of Illinois on the 30th day of July, 1999.


                                                     MATHERS FUND, INC.


                                                     By:   /s/ HENRY VAN DER EB
                                                           Henry G. Van der Eb
                                                           Chairman

Attest:     /s/ ANNE E. MORRISSY
            Anne E. Morrissy
            Secretary